

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2015

Via E-mail
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

Re: **BP p.l.c.**
Form 20-F for Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No. 001-06262

Dear Dr. Gilvary:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Strategic Report, page 1

Our Market Outlook, page 10

1.   We note that you sanction upstream projects at $80 per barrel, while testing projects for resilience at $60 per barrel. Please describe the process through which upstream projects are tested for resilience and explain how the results impacted your estimates of proved reserves. As part of your response, please tell us how recent declines in commodity prices were a factor in this testing process. In addition, tell us whether the pattern of volatility in commodity prices discussed in your filing represents a trend or uncertainty which management considers reasonably likely to have a material effect on the recoverability of your proved reserves. Refer to Item 5.D. of Form 20-F.

Notes on Financial Statements

Note 1 – Significant Accounting Policies, Judgements, Estimates and Assumptions, page 100

Development Expenditure, page 102

2.   Disclosure in your filing refers to expired leases in the Gulf of Mexico for which you are negotiating extensions with the U.S. Bureau of Safety and Environmental Enforcement. Please describe your basis for stating that these leases are expected to be renewed and quantify the amount of capitalized exploration and appraisal costs related to this prospect. As part of your response, please tell us when you began negotiating lease extensions and describe the current state of those negotiations. In addition, please tell us whether you expect the renegotiated lease terms to provide you sufficient time to develop the subsea technology necessary to ensure that the hydrocarbons can be extracted safely.

Additional Disclosures, page 207

Upstream Analysis by Region, page 213

Australasia, page 216

3.   We note that you signed a long-term LNG sales agreement with PT PLN (Persero), Indonesia's state-owned electricity company. We also note the disclosure in your filing which states: "The agreement commits 40% of annual production from train 3 to the domestic market." Please explain to us whether you have booked proved undeveloped reserves attributed to Tangguh train 3 and, if so, tell us the portion of train 3's future production for which you have executed gas sales contracts. In addition, please tell us the portion of your required project capital you have financed and whether your partners have consented to fund their share of the project obligations. Also, please tell us whether you must enter into additional contracts for the remaining production from train 3 to proceed with the Tangguh expansion project.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief